              		         UNITED STATES
	                SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.      )

                                  MP3.COM INC.
                    ---------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                    ---------------------------------------
                         (Title of Class of Securities)

                                   62473M109
                               ------------------
                                 (CUSIP Number)

  		                  December 31, 2000
       -------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[      ]    Rule 13d-1(b)

	[  X   ]    Rule 13d-1(c)

	[      ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G

CUSIP NO. 62473M109
--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     AMERINDO INVESTMENT ADVISORS, INC., a Panama corporation, ALBERTO W.
     VILAR and GARY A. TANAKA, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."


--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     See Item 4 of separate cover pages for Reporting Persons

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                          None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    4,901,800 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                     None

                    (8)  Shared Dispositive Power

                    4,901,800 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     4,901,800 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    7.16%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                            IA, IN
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   62473M109

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     AMERINDO INVESTMENT ADVISORS, INC.

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     Panama
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    4,901,800 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                    4,901,800 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     4,901,800 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    6.17%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IA
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   62473M109

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     ALBERTO W. VILAR

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

Number of Shares
Beneficially Owned  (5)  Sole Voting Power                            None
by Each Reporting
Person with         (6)  Shared Voting Power

                    4,901,800 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                       None

                    (8)  Shared Dispositive Power

                    4,901,800 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     4,901,800 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    7.16%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IN
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   62473M109

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     GARY A. TANAKA

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                    4,901,800 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                    4,901,800 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     4,901,800 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    7.16%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IN
     (See Instructions)

--------------------------------------------------------------------------------

Item 1.
------

     (a) The name of issuer as to whose securities this statement relates is MP3.com, Inc. (the "Issuer").

     (b) The address of Issuer's principal place of business is 4790 Eastgate Mall, San Diego, CA 92121.


Item 2.
-------

     (a-c) This statement is being filed by Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), Alberto W. Vilar and Gary A. Tanaka (sometimes hereinafter collectively referred to as the"Reporting Persons"). Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise.

           Amerindo Panama is an investment advisor, and all of the subject securities have been purchased by Amerindo Panama in the ordinary course of its respective business as investment advisor and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act. Messrs. Vilar and Tanaka are the sole shareholders and directors of Amerindo Panama. Because Amerindo Panama is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among any of the Reporting Persons to act together with respect to the issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms.

     (d-e) This statement is being filed as to the Common Stock of MP3.com, Inc., Cusip Number 62473M109.

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
------   (c), check whether the person filing is a:

     (a-i) Inapplicable.

     (j) This statement is being filed jointly by the Reporting Persons, although each of them expressly disaffirms membership in any group under Rule 13d-5 under the Exchange Act.

Item 4.  Ownership.
------   ---------

     (a-c) The following table sets forth for Amerindo Panama the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of December 31, 2000, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on the Issuer's Form 10Q for the Quarter ended September 30, 2000, unless based on more recent information obtained directly from the Issuer (with beneficial ownership determined as set forth in Rule 13d-3 under the Exchange Act, but with beneficial ownership being expressly disclaimed). Messrs. Vilar and Tanaka, as the sole shareholders and directors of Amerindo Panama, share with each other investment and dispositive power as to all of the shares shown as owned by Amerindo Panama, who otherwise have sole investment and dispositive power with respect thereto, except that each client of Amerindo Panama has the unilateral right to terminate the advisory agreement with the Advisor in question on notice which typically need not exceed 30 days.


Name                         No. of Shares                   Percent of Class
----                      ---------------                   ------------------

Amerindo Panama                4,901,800                            7.16%

Alberto W. Vilar               4,901,800                            7.16%

Gary A. Tanaka                 4,901,800                            7.16%

Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Inapplicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         The subject shares are all owned by clients of Amerindo Panama. No such person's interest in the securities included in this report exceeds 5% of the class outstanding.

Item 7.  Identification and Classification of the Subsidiary Which
------   ---------------------------------------------------------
         Acquired the Security Being Reported on By the Parent Holding
         -------------------------------------------------------------
         Company.
         -------

         Inapplicable.


Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

    (a-c) This statement is being filed by Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), Alberto W. Vilar and Gary A. Tanaka (sometimes hereinafter collectively referred to as the "Reporting Persons"). Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise.

          Amerindo Panama is an investment advisor, and all of the subject securities have been purchased by Amerindo Panama in the ordinary course of its respective business as investment advisor and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act. Messrs. Vilar and Tanaka are the sole shareholders and directors of Amerindo Panama. Because Amerindo Panama is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients to act in the best interest of the beneficiaries thereof, there is no agreement between or among any of the Reporting Persons to act together with respect to the issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms.

     (d-e) This statement is being filed as to the Common Stock of MP3.com, Inc., Cusip Number 62473M109.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Inapplicable.

Item 10.  Certification.
-------   -------------

     By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.


                                          AMERINDO INVESTMENT ADVISORS, INC.,
                                          a Panama corporation


                                          By: /s/ Alberto W. Vilar
                                              ------------------------------
                                              ALBERTO W. VILAR, DIRECTOR


                                          By: /s/ Alberto W. Vilar
                                              ------------------------------
                                              ALBERTO W. VILAR

                                              /s/ Gary A. Tanaka
                                              ------------------------------
                                              GARY A. TANAKA

                                   EXHIBIT A

                                  MP3.COM INC.

                                  COMMON STOCK

                                   62473M109


We hereby agree that the within Statement on Schedule 13G regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                        AMERINDO INVESTMENT ADVISORS, INC.,
                                        a Panama corporation

                                        By:  /s/ Alberto W. Vilar
                                            ---------------------------------
                                             ALBERTO W. VILAR, DIRECTOR



                                        By: /s/ Alberto W. Vilar
                                            ---------------------------------
                                            ALBERTO W. VILAR

                                            /s/ Gary A. Tanaka
                                            ---------------------------------
                                            GARY A. TANAKA

                                   EXHIBIT B

                                  MP3.COM INC.

                                  COMMON STOCK

                                   62473M109


Although we hereby disaffirm the existence of a group as set forth under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, this statement is being made on behalf of Amerindo Investment Advisors, Inc., Alberto W. Vilar and Gary A. Tanaka.


                                        AMERINDO INVESTMENT ADVISORS, INC.,
                                        a Panama corporation

                                        By:  /s/ Alberto W. Vilar
                                            ---------------------------------
                                             ALBERTO W. VILAR, DIRECTOR



                                        By: /s/ Alberto W. Vilar
                                            ---------------------------------
                                            ALBERTO W. VILAR

                                            /s/ Gary A. Tanaka
                                            ---------------------------------
                                            GARY A. TANAKA